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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Viewpoint Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

92672P108

(CUSIP Number)

March 2, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 92672P108			Page 2 of 7

1.	Name of Reporting Person: EagleRock Capital Management, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 5,209,825

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 5,209,825

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,209,925

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.8%**

12.	Type of Reporting Person*: OO

* SEE INSTRUCTIONS BEFORE FILLING OUT

** SEE ITEM 4(b).

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13G
CUSIP No. 92672P108			Page 3 of 7

1.	Name of Reporting Person: Nader Tavakoli		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U. S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 5,400,455

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 5,400,455

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,400,455

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.1%**

12.	Type of Reporting Person*: IN

* SEE INSTRUCTIONS BEFORE FILLING OUT

** SEE ITEM 4(b).

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SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of EagleRock Capital Management, LLC, a Delaware limited liability company (“ EagleRock Capital”), and Mr. Nader Tavakoli the principal of EagleRock, relating to shares of Common Stock, par value $0.001 per share, of Viewpoint Corporation, Inc., a Delaware corporation (the “Issuer”).
     This Schedule 13G relates to shares of Common Stock, par value $0.001 per share, of the Issuer purchased by Nader Tavakoli and EagleRock Capital for the account of EagleRock Master Fund, LP (“ERMF”), a Cayman Islands limited partnership, EagleRock Institutional Partners LP (“ERIP”), a Delaware limited partnership, and Nader Tavakoli. EagleRock Master Fund, LP holds 4,101,614 shares of Common Stock of the Issuer for the accounts of EagleRock Capital Partners, L.P., EagleRock Capital Partners (QP), LP, both Delaware limited partnerships, and EagleRock Capital Partners Offshore Fund, Ltd. (together the “Capital Funds”). EagleRock Institutional Partners LP holds 1,108,211 shares of Common Stock. Nader Tavakoli holds 190,630 shares of Common Stock. EagleRock Capital acts as investment manager to each of the Capital Funds, ERMF, and ERIP, and Mr. Tavakoli, as manager of EagleRock Capital, controls the investment decisions of EagleRock Capital.

Item 1(a)	Name of Issuer. Viewpoint Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices. 498 Seventh Avenue Suite 1810 New York, NY 10018

Item 2(a)	Name of Person Filing. EagleRock Capital Management, LLC and Nader Tavakoli.

Item 2(b)	Address of Principal Business Office, or, if none, Residence. 551 Fifth Avenue, 34th Floor New York, New York 10176

Item 2(c)	Citizenship or Place of Organization.

EagleRockCapital is a limited liability company organized under the laws of the state of Delaware. Nader Tavakoli is the Manager of EagleRock Capital and is a United States citizen.

Item 2(d)	Title of Class of Securities. Common Stock, par value $.001 per share (the “Common Stock”).

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Item 2(e)	CUSIP Number. 92672P108

Item 3	Reporting Person. Inapplicable.

Item 4	Ownership.

(a) EagleRock Capital is the beneficial owner of 5,209,825 shares of Common Stock and Mr. Tavakoli, as the manager of EagleRock Capital, is the beneficial owner of 5,400,455 shares of Common Stock.

(b) EagleRock Capital is the beneficial owner of 8.8% and Mr. Tavakoli, as the manager of EagleRock Capital, is the beneficial owner of 9.1% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by each reporting person by 59,487,000, the number of shares of Common Stock issued and outstanding as of August 4, 2005, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ending June 30, 2005.

(c) EagleRock Capital, as the investment manager of EagleRock Master Fund, LP and EagleRock Institutional Partners LP, has the sole power to vote and dispose of the 5,209,825 shares of Common Stock held by EagleRock Master Fund and EagleRock Institutional Partners LP. As the Manager of EagleRock Capital, Mr. Tavakoli may direct the voting and disposition of the 5,400,455 shares of Common Stock held by EagleRock Master Fund, LP, EagleRock Institutional Partners LP and Nader Tavakoli.

The filing of this Schedule 13G shall not be construed as an admission that EagleRock Capital or Mr. Tavakoli is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 5,209,825 shares of Common Shares owned by EagleRock Master Fund, LP or EagleRock Institutional Partners, LP. Pursuant to Rule 13d-4, each of EagleRock Capital and Mr. Tavakoli disclaims all such beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class. Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person. Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

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Inapplicable.

Item 8	Identification and Classification of Members of the Group. Inapplicable.

Item 9	Notice of Dissolution of Group. Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1 Joint Filing Agreement dated October 25, 2005 between EagleRock Capital Management and Nader Tavakoli.
[Signature Page Follows]

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: October 25, 2005

EagleRock Capital Management, LLC
By:	/s/ Nader Tavakoli
NADER TAVAKOLI, Managing Member

/s/ Nader Tavakoli
Nader Tavakoli

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EXHIBIT 99.1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $.001 per share, of Viewpoint Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 25, 2005.

EagleRock Capital Management, LLC
By:	/s/ Nader Tavakoli
NADER TAVAKOLI, Managing Member

/s/ Nader Tavakoli
Nader Tavakoli